

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

January 20, 2010

Bill Roeschlein
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA 95138

   **Re: Power Integrations, Inc.
     Form 10-K for the year ended December 31, 2008
      Filed March 2, 2009
     File No. 0-23441**

Dear Mr. Roeschlein:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Kevin L. Vaughn
         Accounting Branch Chief